Exhibit 99.1

Johannesburg, 31 October 2019: Sibanye Gold Limited trading as Sibanye-Stillwater (Sibanye-Stillwater or the Group) (JSE: SGL & NYSE: SBGL) is pleased to present an operating update for the quarter ended 30 September 2019. Financial results are only provided on a six-monthly basis.

SALIENT FEATURES FOR THE QUARTER ENDED 30 SEPTEMBER 2019

•Record safety performance by the SA gold operations - over 430 consecutive fatality free days & eight million fatality free shifts

−    two regrettable fatal incidents at the SA PGM operations (at Marikana) in Q3 2019

•Group adjusted EBITDA increased by 240% to R5.5 billion (US$377 million)

−    The SA PGM operations contributed R2.9 billion (53%), the US PGM operations R1.8 billion (32%) and the SA gold operations R843 million (15%)

•Outlook for precious metals prices remains constructive – prices continued to strengthen in Q4 2019 to date

•Deleveraging on track - net debt: adjusted EBITDA of 1.7x at end Q3 2019, down from 2.5x at end H1 2019

•Integration of Marikana operation progressing well

−    Operational review complete and set for implementation of revised operational plan in 2020

US dollar						SA rand
Quarter ended						Quarter ended
Sep 2018	Jun 2019	Sep 2019		KEY STATISTICS		Sep 2019	Jun 2019	Sep 2018
				UNITED STATES (US) OPERATIONS
				PGM operations[1]
139,178	153,874	147,353	oz	2E PGM[2] production	kg	4,583	4,786	4,329
144,585	220,161	202,141	oz	PGM recycling[1]	kg	6,287	6,848	4,497
896	1,267	1,388	US$/2Eoz	Average basket price	R/2Eoz	20,362	18,232	12,592
49.1	103.8	123.4	US$m	Adjusted EBITDA[3]	Rm	1,810.0	1,493.3	690.2
21	25	27%		Adjusted EBITDA margin[3]	%	27	25	21
769	720	791	US$/2Eoz	All-in sustaining cost[4]	R/2Eoz	11,603	10,365	10,789
				SOUTHERN AFRICA (SA) OPERATIONS
				PGM operations[5]
305,227	364,483	518,623	oz	4E PGM[2] production	kg	16,131	11,337	9,494
1,000	1,218	1,385	US$/4Eoz	Average basket price	R/4Eoz	20,316	17,533	14,049
49.5	82.1	199.7	US$m	Adjusted EBITDA[3]	Rm	2,930.3	1,180.9	695.5
18	26	25%		Adjusted EBITDA margin[3]	%	25	26	18
771	987	1,104	US$/4Eoz	All-in sustaining cost[4]	R/4Eoz	16,190	14,204	10,834
				Gold operations[5]
308,922	201,456	287,330	oz	Gold production	kg	8,937	6,266	9,609
1,205	1,307	1,451	US$/oz	Average gold price	R/kg	684,172	604,542	544,542
17.3	(89.9)	57.4	US$m	Adjusted EBITDA[3]	Rm	842.6	(1,293.5)	243.1
5	(38)	14%		Adjusted EBITDA margin[3]	%	14	(38)	5
1,290	1,803	1,386	US$/oz	All-in sustaining cost[4]	R/kg	653,666	834,216	582,809
				GROUP
115.9	87.7	377.4	US$m	Adjusted EBITDA[6]	Rm	5,536.1	1,261.5	1,628.8
14.05	14.39	14.67	R/US$	Average exchange rate
[1]

The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated to SA rand. In addition to the US PGM operations’ underground production, the operation treats recycling material which is excluded from the 2E PGM production, average basket price and All-in sustaining cost statistics shown.  PGM recycling represents palladium, platinum, and rhodium ounces fed to the furnace

[2]

Platinum Group  Metals (PGM) production in the SA operations (including attributable production from Mimosa) is principally platinum, palladium, rhodium and gold, referred to as 4E (3PGM+Au).  The US operations primarily produce palladium and platinum, referred to as 2E (2PGM)

[3]

The Group reports adjusted earnings before interest, taxes, depreciation and amortisation (EBITDA) based on the formula included in the facility agreements for compliance with the debt covenant formula. Adjusted EBITDA may not be comparable to similarly titled measures of other companies.  Adjusted EBITDA is not a measure of performance under IFRS and should be considered in addition to and not as a substitute for other measures of financial performance and liquidity

[4]	See “salient features and cost benchmarks for the quarters” for the definition of All-in sustaining cost
[5]

The SA PGM operations’ results for the quarter ended 30 June 2019 included the Marikana operation  for the one month since acquisition and the SA gold operations’ results for the quarter ended 30 September 2018 included DRDGOLD Limited for the two months since acquisition

[6]	The Group adjusted EBITDA includes the impact of the streaming transaction which are only recognised at the Corporate level

Stock data for the six months ended 30 September 2019		JSE Limited - (SGL)
Number of shares in issue		Price range per ordinary share	R15.60 to R21.59
- at 30 September 2019	2,670,029,252	Average daily volume	18,415,258
- weighted average	2,670,029,252	NYSE - (SBGL); one ADR represents four ordinary shares
Free Float	81%	Price range per ADR	US$4.45 to US$5.65
Bloomberg/Reuters	SGLS/SGLJ.J	Average daily volume	4,082,745

Sibanye-Stillwater Operating update |  Quarter ended 30 September 2019       1

OVERVIEW FOR THE QUARTER ENDED 30 SEPTEMBER 2019 COMPARED TO QUARTER ENDED 30 SEPTEMBER 2018

The Group operating performance for the quarter ended 30 September 2019 (Q3 2019) signals a pleasing recovery in the operating and financial performance of the Group, after a difficult eighteen-month period. Most pleasing has been the way our SA gold operations have re-established and improved on what was an industry leading safety record prior to H1 2018, despite the additional challenges posed by the five-month strike, which ended in April 2019. Also encouraging is the strong operating performance from our SA PGM operations, which has been sustained, even as the integration of the Marikana operation has continued. Despite some setbacks, the recovery plans at our SA gold and US PGM operations have also advanced, with all the operations benefitting from higher precious metals prices and recording significantly improved financial results.

With precious metals prices rising further into Q4 2019 and further enhancement of our safe production delivery, the outlook for the remainder of the year remains positive.  Should this momentum continue as expected, the Group will be on track to achieve its leverage target of 1x net debt: adjusted earnings before interest, taxes, depreciation and amortisation (EBITDA) and potentially resume dividend payments in the latter half of 2020.

Safe PRODUCTION

Q3 2019 marked the fourth consecutive fatality free quarter for the SA gold operations. On 18 October 2019, these operations achieved eight million fatality free shifts (on 29 October it had 430 consecutive days without fatalities), an achievement which is historically unparalleled in the deep level South African gold mining industry. We continue to promote meaningful engagement with all of our stakeholders, as part of the safety improvement journey and in the development of the required safety culture.  On 25 October 2019, the SA gold operations have been recognised as the ‘Best underground safety performer’ and awarded the JT Ryan Award at the SAMI Safety and health excellence awards.

Sadly, two fatal incidents at the recently acquired Marikana operation tarnished a fatality free quarter at all other areas of our business. On 28 August 2019, Mr. S. Bhani, a load haul dump (LHD) operator at Hossy shaft, tragically lost his life when he was caught between the LHD door and the cabin frame while disembarking from the LHD without turning it off. On 16 September 2019, Mr. Z. Booi, a Team Leader at the Saffy shaft, was caught between a derailing hopper and the sidewall during cleaning operations. Utilising the Incident Cause Analysis Method (ICAM) process, investigations into these incidents were conducted and action plans were devised to address and prevent any re-occurrence. The Board and management extend heartfelt condolences to the family and friends of our deceased colleagues.

Positively, the Kroondal operation has achieved 19 months without any fatalities, recording 3.5 million fatality free shifts as at the end of September 2019.

There was also a notable improvement in the safety performance of the US PGM operations for the quarter. A year-to-date total reportable injury frequency rate (TRIFR) of 13.1 (measured per million hours) was significantly better than for the comparable period in 2018 (15.5). The US PGM operations remain focussed on delivering further safety improvements by year-end.

ADJUSTED EBITDA AND GEARING

Group adjusted EBITDA of R5.5 billion (US$377 million) for Q3 2019, represents a 240% increase (up 226% in US dollar terms) from the R1.6 billion (US$116 million) adjusted EBITDA generated in Q3 2018. The SA PGM operations contributed 53% of the total Group adjusted EBITDA, the US PGM operations 32% and the SA gold operations made a positive 15% contribution.

The strong Q3 2019 financial performance has accelerated our deleveraging, with  net debt: adjusted EBITDA of 1.7x at 30 September 2019 (as calculated in terms of the debt facilities) significantly improved relative to net debt: adjusted EBITDA of 2.5x recorded at 30 June 2019, and remaining well below the 2019 covenant ceiling of 3.5x. Should current spot precious metals prices persist during Q4 2019, the Group will be on track to surpass the year-end leverage target of 1.8x.

As announced on 25 October 2019, the Rand Revolving credit facility (RCF), which was due to mature in November 2019, has been successfully refinanced on similar terms, improving liquidity and resolving any near-term financing risk. The new Rand RCF which is due in 2022, has an initial facility value of R5.5 billion, but includes a R2 billion accordion option, which allows for an option to upsize to R7.5 billion and to extend the tenor through two further one-year extensions in the future.

OPERATING REVIEW

US PGM operations

Mined 2E PGM production from the US PGM operations increased by 6% to 147,353 2Eoz compared to 139,178 2Eoz in Q3 2018.

The challenging geotechnical conditions experienced in H1 2019, continued to restrict stope access and negatively impact productivity during the quarter. The adoption of special ground control measures temporarily impaired advance rates and resulted in reduced stope flexibility. Concentrated development activities on the ramp system in the Blitz project area also resulted in diesel particulate matter (DPM) emissions beyond the capabilities of installed ventilation in certain development areas, which further impacted output. Under these circumstances, it is critical to operate with every step being taken to safely maintain the production ramp up at the Stillwater mine.

Both the ground control and DPM issues have been appropriately addressed. East Boulder is performing steadily with the Fill the Mill (FTM) project on track to deliver the scheduled production build up. Although these operational challenges have affected production for 2019, the impact is expected to be temporary, with the long-term trajectory of the Blitz production ramp up unchanged.

Sibanye-Stillwater Operating update |  Quarter ended 30 September 2019       2

The average 2E PGM basket price for the quarter increased by 55% to US$1,388/oz compared with the same period in 2018, which, in addition to higher volumes, resulted in adjusted EBITDA (including recycling) increasing from US$49 million in Q3 2018 to US$123 million in Q3 2019 (a 151% increase or 162% increase in rand terms to R1.8 billion).

Whilst total operating costs and capital expenditures in absolute terms were in line with expectations, unit costs remained elevated due to relative under delivery of production during the period. AISC is further affected by increased tax and revenue royalties resulting from higher PGM prices, with AISC increasing by approximately US$5/2Eoz for every US$100/2Eoz increase in the 2E PGM basket price.  AISC increased by 3% year-on-year from US$769/oz for Q3 2018  to US$794/oz for Q3 2019.

The Columbus metallurgical complex performed solidly, processing 158,383 of 2Eoz of mined material and 202,141 3Eoz of recycle material during the quarter, a 20% increase compared to Q3 2018.

The recycling operation fed an average of 25.3 tonnes of material per day (tpd) in Q3 2019, a 38% increase compared to Q3 2018, further drawing down excess inventory which had accumulated during 2018.

Capital expenditure for the quarter amounted to US$60 million, including expansion capital at Blitz and FTM. US$24 million was incurred on sustaining capital and ore reserve development.

SA PGM operations

The SA PGM operations (including a full quarter contribution from the Marikana operation) delivered consistently pleasing operating results. The 70% increase in PGM production to 518,623 4Eoz primarily reflects the consolidation of the Marikana operation for the full quarter and a further 3% production increase from the Kroondal operation, partly offset by lower production from the Rustenburg, Mimosa and Platinum mile operations.

The significant gearing of the SA PGM operations is evident in the 321% increase in adjusted EBITDA, which increased from R696 million in Q3 2018 to R2.9 billion in Q3 2019, primarily driven by a 45% increase in the average 4E PGM basket price to R20,316/4Eoz. Furthermore, attributable adjusted EBITDA from Mimosa of approximately US$12 million (R171 million) compared favourably with the US$8 million (R111 million) for Q3 2018 and is not included in Group adjusted EBITDA as it is equity accounted.

Average AISC for the SA PGM operations of R16,190/oz (US$1,104/oz) for Q3 2019 are not directly comparable with the same period in 2018, due to the inclusion of the Marikana operations for a full quarter and the transition from a purchase of concentrate (PoC) to a toll processing agreement at the Rustenburg operation, as well as the consequential lower than planned production delivery . The planned realisation of synergies and cost savings at the Marikana operations is expected to result in reduced AISC for the SA PGM operations from H1 2020.

Chrome production (excluding the Marikana operation) was 243,000 tonnes (155,000 tonnes at Rustenburg and 88,000 tonnes at Kroondal) a 19% improvement from Q3 2018, however volumes sold for the quarter were lower than for Q3 2018 by 8.5%, due to the timing of sales, which together with a lower average chrome price of US$147/tonne for Q3 2019 (US$169/tonne for Q3 2018), negatively impacted on by-product credits. In addition, the Reflux Classifier was scheduled to deliver 10,000 tonnes chrome per month from June 2019, unfortunately the commissioning was delayed until November 2019. The team is focussing on achieving the planned efficiency by end Q4 2019. The Marikana operation produced 460,218 tonnes of chrome during Q3 2019.

The integration of the Marikana operation is proceeding as planned. Following a three-month review of the operations, stakeholders were notified on 25 September 2019 that consultation in terms of Section 189A (Section 189) of the Labour Relations Act, 66 of 1995 (LRA and associated services) (S189) would commence. While the review process concluded that the affected shafts, most of which were at the end of their operating lives were at risk, other shafts which had previously been at risk, such as 4B shaft, K3 mining into Siphumelele ground, Rowland mining into MK2 ground as well as K4 concentrator, will continue to operate, thereby reducing initially (12,500  as communicated by Lonmin before) anticipated job losses. Overall, the outcome will be a more sustainable business which will enhance the security of employment for the majority of the Marikana workforce for a much longer period. The six-month moratorium on forced retrenchments imposed by the Competition Commission Appeal Court will lapse on 7 December 2019.

The Section 189 is only one component of the integration process which enables consolidation synergies to be unlocked. Further updates on the progress of the integration as well as the 2020 plans are scheduled to be shared as part of the 2019 year end results, scheduled to be released on 19 February 2020.

SA PGM wage negotiations

Wage negotiations for the Rustenburg and Marikana operations are continuing according to due process. A dispute was declared by the organised labour and was referred to the Commission for Conciliation, Mediation and Arbitration (CCMA). To date, two sessions for both Rustenburg and Marikana have been facilitated by the CCMA commissioner. The Company continues to engage constructively with organised labour in an attempt to conclude a fair and sustainable wage agreement.

SA gold operations

The build-up to full production (adjusted for the impact of the closure of Beatrix 1, Driefontein 2, 6 and 7 shafts post the Section 189 process which was concluded in June 2019) at the SA gold operations, following the conclusion of the five-month AMCU strike in April 2019, has proceeded at a measured pace. Production has largely normalised, although an underground fire at Kloof 4 shaft, most likely related to illegal mining activities, and elevated levels of seismic activity following the resumption of safe production, has resulted in the temporary unavailability of some high grade panels (a few panels are permanently unavailable) and continued to constrain the Kloof operation. The Beatrix operation has recovered well, with production only 8% below that achieved for Q3 2018 and AISC of R552,679/kg (US$1,172/oz) in line with expectations. Quarter on quarter, gold production (excluding DRDGOLD) increased by 1,408kg (45,268oz) to 7,444kg (239,329oz).

Sibanye-Stillwater Operating update |  Quarter ended 30 September 2019       3

Ongoing stabilisation of the operations during the quarter, coupled with a 26% increase in the average realised rand gold price to R683,500/kg (a 20% increase in US$/oz price at US$1,449/oz) for Q3 2019, has resulted in a significant turnaround in the financial results of the SA gold operations.

Production from DRDGOLD of 1,493kg (48,001oz) was approximately 6% higher than for the Q2 2019 and close to double what was consolidated in Q3 2018. AISC of R509,868/kg (US$1,081/oz) was 2% lower than for Q2 2019 and 10% lower than for Q3 2018 primarily due to the increase in production. The adjusted EBITDA contribution from DRDGOLD increased by 113% quarter-on-quarter, from R153 million for Q2 2019 to R326 million for Q3 2019.

Adjusted EBITDA from the SA gold operations (including DRDGOLD) for Q3 2019 increased by 247% to R843 million (US$57 million) compared to R243 million (US$17 million) for Q3 2018 and a R1.3 billion adjusted EBITDA loss for Q2 2019. These operations are significantly geared to the spot rand gold price and this financial recovery will be further enhanced if current spot rand gold price levels persist and as the operations continue to stabilise.

CORPORATE ACTION

Internal restructuring process, creating a new holding company and listings for the Group

On 4 October 2019, the Group announced an internal restructuring which is proposed to create a more efficient corporate structure and to facilitate the Group’s growth strategy. In order to create a corporate structure whereby the gold and PGM portfolios are each held within their own distinct legal entities, a new Group holding company, Sibanye Stillwater Limited, will be listed, with the same shareholders and the same shares in Sibanye Stillwater Limited being issued to existing Sibanye Gold Limited shareholders. This will be done by way of a scheme of arrangement (“Scheme”) in terms of section 114 of the South African Companies Act, 2008. The Scheme will therefore result in Sibanye Gold Limited, which houses the SA gold operations, becoming a subsidiary of Sibanye Stillwater Limited. The Scheme will require shareholder approval and is expected to be completed in Q1 2020. More information is available at https://www.sibanyestillwater.com/news-investors/news/holding-entity-change/.

Delaware Court of Chancery rules in favour of Sibanye-Stillwater in dissenting shareholder action

The Court of Chancery of the State of Delaware in the United States of America (the Court), in a Memorandum Opinion dated 21 August 2019, has ruled in favour of the Company in the appraisal action brought by a group of minority shareholders (the Dissenting shareholders) of the Stillwater Mining Company (Stillwater), following the acquisition of Stillwater by the Company in May 2017 for a cash consideration of US$18 per Stillwater share.

In terms of the ruling, the Dissenting shareholders (together owning approximately 4.5% of Stillwater shares outstanding at the time) received the same US$18 per share consideration originally offered to, and accepted by other Stillwater shareholders, plus interest. The remaining payment of approximately US$21 million due to the Dissenting shareholders has been paid by Sibanye-Stillwater.

Certain of the Dissenting shareholders have filed a notice of appeal in the Supreme Court of the State of Delaware. The Company will continue to defend itself against opportunistic, short-term and self-interested legal action,   to protect the interests of our stakeholders.

OUTLOOK

Due to the challenging ground conditions at Blitz and the fall of grounds stoppages experienced year–to-date, mined production for 2019 from the US PGM operations is forecast between 590,000 – 610,000 2Eoz. As a result of this reduced mined output forecast, coupled with higher taxes and royalties associated with the noted increase in the US$ 2E PGM basket price, AISC is forecast to be between approximately US$755  – US$770/2Eoz. Capital expenditure is expected to be at the low end of the previous guidance range of US$235 million to US$245 million.

PGM production guidance from the SA PGM operations (excluding the Marikana operation) remains unchanged between 1,000,000oz to 1,100,000oz and AISC within annual cost guidance of between R12,500/4Eoz and R13,200/4Eoz. (US$922/4Eoz and US$974/4Eoz). Capital expenditure is forecast at R1,400 million (US$103 million). Marikana is expected to produce between 450,000 and 490,000 4E ounces for the seven months since acquisition, with an AISC range between R18,700/4Eoz and R20,056/4Eoz (US$1,380/4Eoz and US$1,480/4Eoz). Capital expenditure is forecast at R1,108million (US$82 million).

Due to operational constraints at the Driefontein and Kloof operations following the production build-up, production for H2 2019 from the SA gold operations (excluding DRDGOLD) is expected to be towards the lower end of guidance of 16,000kg (514,411oz) with AISC at the higher end of guidance of R630,000/kg (US$1450/oz) for H2 2019. Annual production for 2019 is likewise, forecast at the lower end of guidance of 24,000kg (771,617oz). AISC for the full year is forecast at the upper end of guidance of R750,000/kg (US$1,725/oz). Capital expenditure for the SA gold operations for 2019 is forecast to be slightly lower than the guided R2,350 million (US$173 million), which includes approximately R220 million (US$16 million) of project capital. Approximately R1,900 million (US$140 million) of this capital expenditure has been scheduled for H2 2019.

The H2 2019 and annual dollar guidance is based on an average exchange rate of R13.55/US$.

Neal Froneman

Chief Executive Officer

Sibanye-Stillwater Operating update |  Quarter ended 30 September 2019       4

SALIENT FEATURES AND COST BENCHMARKS FOR THE QUARTERS ENDED 30 SEPTEMBER 2019, 30 JUNE 2019  AND 30 SEPTEMBER 2018

SA and US PGM operations

				US OPERATIONS	SA OPERATIONS
			Total SA and US PGM operations	Total US PGM Stillwater	Total SA PGM			Rustenburg		Marikana[2]		Kroondal	Plat Mile	Mimosa
Attributable				Under - ground[1]	Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Attributable	Surface	Attributable
Production
Tonnes milled/treated	000't	Sep 2019	9,936	345	9,591	5,402	4,189	1,848	1,161	2,227	925	1,032	2,103	295
		Jun 2019	8,052	353	7,699	4,068	3,631	1,782	1,074	780	302	1,141	2,255	365
		Sep 2018	7,094	326	6,768	3,288	3,479	1,936	1,593	-	-	1,001	1,887	351
Plant head grade	g/t	Sep 2019	2.71	14.54	2.28	3.34	0.92	3.47	1.24	3.60	0.90	2.46	0.75	3.59
		Jun 2019	2.65	14.81	2.10	3.19	0.87	3.39	1.18	3.61	0.87	2.47	0.72	3.59
		Sep 2018	2.59	14.55	2.01	3.22	0.87	3.57	1.10	-	-	2.45	0.68	3.54
Plant recoveries	%	Sep 2019	76.93	91.10	73.77	83.04	29.79	81.04	29.01	85.91	24.50	82.91	8.22	75.37
		Jun 2019	75.56	91.03	70.12	82.44	20.23	82.15	28.41	87.10	25.60	81.46	13.12	74.98
		Sep 2018	75.30	89.21	69.59	83.18	22.18	84.53	29.77	-	-	82.41	11.78	77.19
Yield	g/t	Sep 2019	2.08	13.25	1.68	2.77	0.27	2.81	0.36	3.09	0.22	2.04	0.06	2.71
		Jun 2019	2.00	13.56	1.47	2.63	0.18	2.79	0.33	3.14	0.22	2.02	0.09	2.69
		Sep 2018	1.95	13.28	1.40	2.68	0.19	3.01	0.33	-	-	2.02	0.08	2.73
PGM production[3]	4Eoz - 2Eoz	Sep 2019	665,976	147,353	518,623	481,715	36,908	166,882	13,387	221,635	19,375	67,600	4,146	25,598
		Jun 2019	518,357	153,874	364,483	343,936	20,547	159,624	11,543	78,817	2,140	73,958	6,864	31,537
		Sep 2018	444,405	139,178	305,227	283,564	21,662	187,663	16,811	-	-	65,047	4,851	30,855
PGM sold	4Eoz - 2Eoz	Sep 2019	684,771	140,201	544,570	529,538	15,032	156,974	10,886	279,366		67,600	4,146	25,598
		Jun 2019	416,811	143,668	273,143	257,329	15,814	85,371	8,950	66,463		73,958	6,864	31,537
		Sep 2018	412,800	107,573	305,227	283,564	21,662	187,663	16,811	-		65,047	4,851	30,855
Price and costs[4]
Average PGM basket price[5]	R/4Eoz - R/2Eoz	Sep 2019	20,314	20,362	20,316	20,405	17,314	20,337	17,016	20,287		21,053	18,098	19,326
		Jun 2019	17,754	18,232	17,533	17,653	15,697	17,382	14,877	17,955		17,918	16,371	16,943
		Sep 2018	13,559	12,592	14,049	14,110	13,333	13,994	13,167	-		14,446	13,907	13,532
	US$/4Eoz - US$/2Eoz	Sep 2019	1,385	1,388	1,385	1,391	1,180	1,386	1,160	1,383		1,435	1,234	1,317
		Jun 2019	1,234	1,267	1,218	1,227	1,091	1,208	1,034	1,264		1,245	1,138	1,177
		Sep 2018	971	896	1,000	1,004	949	996	937	-		1,028	990	963
Operating cost[6]	R/t	Sep 2019	937	4,381	809	1,395	94	1,321	290	1,250		721	27	1,075
		Jun 2019	814	3,952	663	1,161	80	1,322	217	1,381		633	25	973
		Sep 2018	662	3,799	503	1,008	76	1,172	138	-		693	23	924
	US$/t	Sep 2019	64	299	55	95	6	90	20	85		49	2	73
		Jun 2019	57	275	46	81	6	92	15	97		44	2	68
		Sep 2018	47	270	36	72	5	83	10	-		49	2	66
	R/4Eoz - R/2Eoz	Sep 2019	14,101	10,258	15,249	15,619	10,675	14,632	25,188	16,342		11,003	13,700	12,384
		Jun 2019	12,853	9,067	14,603	13,757	14,099	14,756	20,202	18,462		9,765	8,231	11,257
		Sep 2018	10,798	8,914	11,753	11,720	12,141	12,086	13,110	-		10,665	8,782	10,514
	US$/4Eoz - US$/2Eoz	Sep 2019	961	699	1,039	1,065	728	997	1,717	1,114		750	934	844
		Jun 2019	893	630	1,015	956	980	1,025	1,404	1,300		679	572	782
		Sep 2018	768	634	836	834	864	860	933	-		759	625	748
All-in sustaining cost[7]	R/4Eoz - R/2Eoz	Sep 2019	15,134	11,603	16,190			15,844		17,955		10,877	15,195	13,267
		Jun 2019	12,990	10,365	14,204			15,091		16,930		9,715	8,275	11,773
		Sep 2018	10,819	10,789	10,834			11,114		-		10,131	8,472	9,559
	US$/4Eoz - US$/2Eoz	Sep 2019	1,032	791	1,104			1,080		1,224		741	1,036	904
		Jun 2019	903	720	987			1,049		1,192		675	575	818
		Sep 2018	770	769	771			791		-		721	603	680
All-in cost[7]	R/4Eoz - R/2Eoz	Sep 2019	15,963	15,195	16,192			15,844		17,957		10,877	15,412	13,267
		Jun 2019	14,092	13,842	14,208			15,091		16,939		9,715	8,392	11,773
		Sep 2018	11,751	13,428	10,901			11,114		-		10,131	12,245	9,559
	US$/4Eoz - US$/2Eoz	Sep 2019	1,088	1,036	1,104			1,080		1,224		741	1,051	904
		Jun 2019	979	962	987			1,049		1,193		675	583	818
		Sep 2018	836	956	776			791		-		721	871	680
Capital expenditure[8]
Ore reserve development	Rm	Sep 2019	677.4	235.1	442.3			135.9		306.4		-	-	-
		Jun 2019	404.0	273.8	130.2			130.2		-		-	-	-
		Sep 2018	384.7	253.3	131.4			131.4		-		-	-	-
Sustaining capital		Sep 2019	537.4	116.0	421.4			91.9		269.9		57.0	2.6	72.9
		Jun 2019	289.1	37.2	251.9			100.8		95.4		51.3	4.4	93.1
		Sep 2018	186.9	85.3	101.6			68.4		-		31.9	1.3	49.2
Corporate and projects[8]		Sep 2019	531.6	530.5	1.1			-		0.2		-	0.9	-
		Jun 2019	536.6	535.1	1.5			-		0.7		-	0.8	-
		Sep 2018	385.6	367.3	18.3			-		-		-	18.3	-
Total capital expenditure	Rm	Sep 2019	1,746.3	881.6	864.7			227.8		576.5		57.0	3.4	72.9
		Jun 2019	1,229.6	846.0	383.6			231.0		96.1		51.3	5.2	93.1
		Sep 2018	957.2	705.9	251.3			199.7		-		31.9	19.7	49.2
	US$m	Sep 2019	119.0	60.1	58.9			15.5		39.3		3.9	0.2	5.0
		Jun 2019	85.5	58.8	26.7			16.1		6.7		3.6	0.4	6.5
		Sep 2018	68.1	50.2	17.9			14.2		-		2.3	1.4	3.5

Average exchange rates for the quarters ended 30 September 2019, 30 June 2019 and 30 September 2018 were R14.67/US$, R14.39/US$ and R14.05/US$, respectively

Figures may not add as they are rounded independently

[1]

The US PGM operations’ underground production is converted to metric tonnes, and performance is translated into SA rand. In addition to the US PGM operations’ underground production, the operation treats various recycling material which is excluded from the statistics shown above and is detailed in the PGM recycling table below

[2]	The Marikana PGM operations’ results for the quarter ended 30 June 2019 are for one month since acquisition. The results for the quarter ended 30 September 2019 includes purchase of concentrate ounces

Sibanye-Stillwater Operating update |  Quarter ended 30 September 2019       5

[3]	Production per product – see prill split in the table below
[4]	The Group and total SA PGM operations’ unit cost benchmarks and capital exclude the financial results of Mimosa, which is equity accounted and excluded from revenue and cost of sales
[5]	The average PGM basket price is the PGM revenue per 4E/2E ounce, prior to a purchase of concentrate adjustment
[6]

Operating cost is the average cost of production and calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the tonnes milled/treated in the same period, and operating cost per ounce (and kilogram) is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the PGM produced in the same period

[7]

All-in cost exclude income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost are made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in costs calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per ounce (and kilogram) and All-in cost per ounce (and kilogram) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total 4E/2E PGM produced in the same period

The US operations All-in-cost, excluding the corporate project expenditure (on the Altar and Marathon projects), for the quarters ended 30 September 2019, 30 June 2019 and 30 September 2018 was US$1,036/2Eoz, US$962/2Eoz and US$951/2Eoz, respectively

[8]

The US operations corporate expenditure for the quarters ended 30 September 2019, 30 June 2019 and 30 September 2018 was R0.8 million (US$0.1 million), R2.2 million (US$0.2 million) and R8.9 million (US$0.6 million), respectively, which related to the Altar and Marathon projects

Mining – Prill split excuding recycling operations

	GROUP						SA OPERATIONS						US OPERATIONS
	Sep 2019		Jun 2019		Sep 2018		Sep 2019		Jun 2019		Sep 2018		Sep 2019		Jun 2019		Sep 2018
		%		%		%		%		%		%		%		%		%
Platinum	340,943	51%	248,480	48%	209,594	47%	307,777	59%	213,849	58%	177,728	58%	33,166	23%	34,631	23%	31,866	23%
Palladium	270,059	41%	230,976	45%	201,936	45%	155,872	30%	111,733	31%	94,624	31%	114,187	77%	119,243	77%	107,312	77%
Rhodium	46,079	7%	31,847	6%	25,828	6%	46,079	9%	31,847	9%	25,828	9%
Gold	8,895	1%	7,054	1%	7,047	2%	8,895	2%	7,054	2%	7,047	2%
PGM production 4E/2E	665,976	100%	518,357	100%	444,405	100%	518,623	100%	364,483	100%	305,227	100%	147,353	100%	153,874	100%	139,178	100%
Ruthenium	74,264		50,811		41,001		74,264		50,811		41,001
Iridium	18,731		12,287		9,470		18,731		12,287		9,470
Total 6E/2E	758,971		581,455		494,876		611,618		427,581		355,698		147,353		153,874		139,178

Recycling operation

	Unit	Sep 2019	Jun 2019	Sep 2018
Average catalyst fed/day	Tonne	25.3	27.0	18.4
Total processed	Tonne	2,327	2,457	1,696
Tolled	Tonne	354	576	188
Purchased	Tonne	1,973	1,881	1,508
PGM fed	3Eoz	202,141	220,161	144,585
PGM sold	3Eoz	178,685	172,020	126,744
PGM tolled returned	3Eoz	49,317	32,584	40,475

Sibanye-Stillwater Operating update |  Quarter ended 30 September 2019       6

SA gold operations

			SA OPERATIONS
			Total SA gold[1]			Driefontein		Kloof		Beatrix		Cooke		DRDGOLD
			Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Surface
Production
Tonnes milled/treated	000't	Sep 2019	10,907	1,446	9,461	376	-	485	1,286	558	72	27	948	7,155
		Jun 2019	10,514	834	9,680	136	-	314	1,625	362	273	22	1,021	6,761
		Sep 2018	8,515	1,534	6,981	402	180	471	1,437	629	94	32	1,121	4,149
Yield	g/t	Sep 2019	0.82	4.65	0.23	5.51	-	5.33	0.29	3.69	0.57	0.44	0.32	0.21
		Jun 2019	0.60	4.69	0.24	4.40	-	6.95	0.34	3.10	0.29	0.45	0.29	0.21
		Sep 2018	1.13	5.05	0.27	5.38	0.61	7.09	0.42	3.53	0.34	0.94	0.31	0.18
Gold produced	kg	Sep 2019	8,937	6,730	2,207	2,072	-	2,587	373	2,059	41	12	300	1,493
		Jun 2019	6,266	3,913	2,353	599	-	2,182	558	1,122	80	10	300	1,415
		Sep 2018	9,609	7,752	1,857	2,162	110	3,338	607	2,222	32	30	351	757
	oz	Sep 2019	287,330	216,374	70,956	66,616	-	83,174	11,992	66,198	1,318	386	9,645	48,001
		Jun 2019	201,456	125,806	75,650	19,258	-	70,153	17,940	36,073	2,572	322	9,645	45,493
		Sep 2018	308,922	249,233	59,689	69,510	3,537	107,319	19,515	71,439	1,029	965	11,285	24,323
Gold sold	kg	Sep 2019	8,510	6,295	2,215	1,856	-	2,485	412	1,943	35	11	258	1,510
		Jun 2019	5,702	3,380	2,322	419	-	2,023	527	929	111	9	275	1,409
		Sep 2018	9,585	7,752	1,833	2,162	110	3,338	607	2,222	32	30	351	733
	oz	Sep 2019	273,604	202,390	71,214	59,672	-	79,895	13,246	62,469	1,125	354	8,295	48,548
		Jun 2019	183,322	108,669	74,653	13,471	-	65,041	16,943	29,868	3,569	289	8,841	45,300
		Sep 2018	308,176	249,233	58,943	69,510	3,537	107,319	19,515	71,439	1,029	965	11,285	23,577
Price and costs
Gold price received	R/kg	Sep 2019	684,172			651,940		663,583		660,971		683,643		697,483
		Jun 2019	604,542			582,100		598,706		596,635		601,408		604,400
		Sep 2018	544,542			550,528		545,856		543,301		549,606		553,003
	US$/oz	Sep 2019	1,451			1,382		1,407		1,401		1,449		1,479
		Jun 2019	1,307			1,258		1,294		1,290		1,300		1,306
		Sep 2018	1,205			1,218		1,208		1,202		1,216		1,224
Operating cost[2]	R/t	Sep 2019	463	2,686	123	3,499	-	3,221	216	1,793	131	200	165	101
		Jun 2019	449	4,188	127	8,482	-	4,553	191	2,495	211	291	140	106
		Sep 2018	561	2,515	132	3,585	326	2,963	209	1,622	109	47	144	94
	US$/t	Sep 2019	32	183	8	239	-	220	15	122	9	14	11	7
		Jun 2019	31	291	9	589	-	316	13	173	15	20	10	7
		Sep 2018	40	179	9	255	23	211	15	115	8	3	10	7
	R/kg	Sep 2019	564,709	577,043	527,096	634,990	-	603,788	746,113	485,867	229,268	450,000	522,333	483,255
		Jun 2019	753,734	892,563	522,864	1,925,876	-	655,133	555,735	804,902	721,250	640,000	476,667	505,583
		Sep 2018	497,425	497,730	496,153	666,559	533,636	418,065	495,222	459,136	318,750	53,333	458,689	516,651
	US$/oz	Sep 2019	1,197	1,223	1,118	1,346	-	1,280	1,582	1,030	486	954	1,107	1,025
		Jun 2019	1,629	1,929	1,130	4,163	-	1,416	1,201	1,740	1,559	1,383	1,030	1,093
		Sep 2018	1,101	1,102	1,098	1,475	1,181	925	1,096	1,016	705	118	1,015	1,144
All-in sustaining cost[3]	R/kg	Sep 2019	653,666			777,532		726,096		552,679		565,056		509,868
		Jun 2019	834,216			2,743,914		702,392		894,135		533,803		520,156
		Sep 2018	582,809			785,871		509,303		528,882		484,777		564,161
	US$/oz	Sep 2019	1,386			1,649		1,539		1,172		1,198		1,081
		Jun 2019	1,803			5,931		1,518		1,933		1,154		1,124
		Sep 2018	1,290			1,739		1,127		1,171		1,073		1,249
All-in cost[3]	R/kg	Sep 2019	671,293			777,532		738,971		552,932		565,056		517,285
		Jun 2019	856,436			2,743,914		713,569		894,423		533,803		531,867
		Sep 2018	609,794			785,915		516,755		528,882		484,777		720,775
	US$/oz	Sep 2019	1,423			1,649		1,567		1,172		1,198		1,097
		Jun 2019	1,851			5,931		1,542		1,933		1,154		1,150
		Sep 2018	1,350			1,739		1,144		1,171		1,073		1,596
Capital expenditure
Ore reserve development	Rm	Sep 2019	560.3			216.8		251.1		92.4		-		-
		Jun 2019	245.1			80.0		123.5		41.6		-		-
		Sep 2018	591.3			232.3		242.6		116.4		-		-
Sustaining capital		Sep 2019	143.1			65.3		55.8		16.5		-		5.5
		Jun 2019	42.7			12.0		13.2		10.4		-		7.1
		Sep 2018	143.3			47.4		64.8		26.6		-		4.5
Corporate and projects[4]		Sep 2019	75.7			-		37.3		0.5		-		11.2
		Jun 2019	61.3			-		28.5		0.3		-		16.5
		Sep 2018	144.3			0.1		29.4		-		-		114.8
Total capital expenditure	Rm	Sep 2019	779.0			282.0		344.1		109.5		-		16.7
		Jun 2019	349.1			92.0		165.2		52.3		-		23.6
		Sep 2018	879.0			279.8		336.9		143.0		-		119.3
	US$m	Sep 2019	53.1			19.2		23.5		7.5		-		1.1
		Jun 2019	24.3			6.4		11.5		3.6		-		1.6
		Sep 2018	62.6			19.9		24.0		10.2		-		8.5

Average exchange rates for the quarters ended 30 September 2019, 30 June 2019 and 30 September 2018 were R14.67/US, R14.39/US$ and R14.05/US$, respectively

Figures may not add as they are rounded independently

[1]	The SA gold operations’ results for the quarter ended 30 September 2018 included DRDGOLD Limited for the two months since acquisition
[2]

Operating cost is the average cost of production and operating cost per tonne is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the tonnes milled/treated in the same period, and operating cost per kilogram (and ounce) is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the gold produced in the same period

[3]

All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in costs calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per kilogram (and ounce) and All-in cost per kilogram (and ounce) is calculated by dividing the All-in sustaining cost and All-in cos, respectively, in a period by the total gold sold over the same period

[4]

Corporate project expenditure for the quarters ended 30 September  2019, 30 June 2019 and 30 September 2018 was R26.7 (US$1.8 million), R15.9 million (US$1.1 million) and R31.2 million (US$2.2 million), respectively. The majority of this expenditure was on the Burnstone project

Sibanye-Stillwater Operating update |  Quarter ended 30 September 2019       7

DEVELOPMENT RESULTS

Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres, which are reported separately where appropriate.

US PGM operations			Sep 2019 quarter						Jun 2019 quarter					Nine months ended 30 Sep 2019
	Reef					Stillwater incl Blitz	East Boulder					Stillwater incl Blitz	East Boulder					Stillwater incl Blitz	East Boulder
Stillwater	Unit
Primary development (off reef)	(m)					2,316	1,151					3,866	962					8,449	2,956
Secondary development	(m)					2,330	761					1,938	786					7,041	2,463

SA PGM operations		Sep 2019 quarter							Jun 2019 quarter					Nine months ended 30 Sep 2019
	Reef			Batho-pele	Thembe-lani	Khuse-leka	Siphume-lele			Batho-pele	Thembe-lani	Khuse-leka	Siphume-lele			Batho-pele	Thembe-lani	Khuse-leka	Siphume-lele
Rustenburg	Unit
Advanced	(m)			444	2,160	3,148	1,218			455	1,525	2,840	1,156			1,144	5,085	8,342	3,224
Advanced on reef	(m)			444	813	1,096	647			455	613	897	582			1,144	1,858	2,744	1,684
Height	(cm)			211	288	282	281			221	296	288	272			217	289	286	280
Average value	(g/t)			2.6	2.4	2.3	3.0			2.1	2.4	2.3	3.1			2.3	2.4	2.3	3.1
	(cm.g/t)			548	684	645	846			473	709	654	838			495	693	664	852
		Sep 2019 quarter							Jun 2019 quarter					Nine months ended 30 Sep 2019 [1]
	Reef	K3	Rowl-and	Saffy	E3	4B	Hossy, E1 & W1	K3	Rowl-and	Saffy	E3	4B	Hossy, E1 & W1	K3	Row-land	Saffy	E3	4B	Hossy, E1 & W1
Marikana	Unit
Primary development	(m)	9,806	6,875	5,992	801	1,550	120	3,057	2,573	2,006	211	450	3	12,863	9,448	7,998	1,012	2,000	124
Primary development - on reef	(m)	7,463	5,476	4,042	393	918	120	2,379	2,050	1,429	85	304	3	9,842	7,526	5,472	478	1,222	124
Height	(cm)	217	218	221	237	217	230	218	214	219	241	211	220	217	217	220	238	216	229
Average value	(g/t)	2.8	2.5	2.7	2.7	2.5	2.4	2.8	2.8	2.6	2.6	2.4	3.0	2.8	2.6	2.7	2.6	2.5	2.4
	(cm.g/t)	603	552	590	627	550	545	611	604	577	625	511	656	606	567	587	626	541	549
		Sep 2019 quarter							Jun 2019 quarter					Nine months ended 30 Sep 2019
	Reef		Kopa-neng	Simunye	Bamba-nani	Kwezi	K6		Kopa-neng	Simunye	Bamba-nani	Kwezi	K6		Kopa-neng	Simunye	Bamba-nani	Kwezi	K6
Kroondal	Unit
Advanced	(m)		838	437	798	825	523		633	404	589	725	584		2,027	1,227	1,907	2,284	1,684
Advanced on reef	(m)		635	358	692	640	495		466	326	385	491	577		1,657	1,053	1,560	1,685	1,650
Height	(cm)		245	223	218	239	238		239	220	217	237	240		241	221	215	239	239
Average value	(g/t)		1.7	1.5	2.3	2.1	2.3		1.6	1.7	1.8	1.9	2.4		1.8	1.9	2.2	2.0	2.4
	(cm.g/t)		427	323	489	495	554		388	368	390	443	576		428	417	479	474	572

[1]	The year-to-date development results for the Marikana operations include the four months since acquisition

SA gold operations		Sep 2019 quarter					Jun 2019 quarter					Nine months ended 30 Sep 2019
	Reef		Black Reef	Carbon leader	Main	VCR		Black Reef	Carbon leader	Main	VCR		Black Reef	Carbon leader	Main	VCR
Driefontein	Unit
Advanced	(m)			1,095	212	900			97	123	262			1,192	342	1,226
Advanced on reef	(m)			242	93	105			5	60	11			247	160	116
Channel width	(cm)			59	44	51			45	37	33			59	43	49
Average value	(g/t)			14.5	12.7	22.2			48.6	16.5	203.3			15.0	13.5	33.3
	(cm.g/t)			853	563	1,120			2,185	609	6,734			880	586	1,630

		Sep 2019 quarter					Jun 2019 quarter					Nine months ended 30 Sep 2019
	Reef	Cobble	Kloof	Main	Libanon	VCR	Cobble	Kloof	Main	Libanon	VCR	Cobble	Kloof	Main	Libanon	VCR
Kloof	Unit
Advanced	(m)	64	1,230	614	13	1,257		749	444		581	64	2,555	1,323	13	2,074
Advanced on reef	(m)		355	146	13	181		341	133		126		1,026	384	13	392
Channel width	(cm)		165	70	183	151		167	117		118		161	98	183	126
Average value	(g/t)		9.6	15.5	3.0	0.2		7.4	12.3		3.5		8.5	13.3	3.0	3.9
	(cm.g/t)		1,576	1,082	548	30		1,225	1,445		416		1,375	1,304	548	490

	Sep 2019 quarter						Jun 2019 quarter				Nine months ended 30 Sep 2019
Reef				Beatrix	Kalkoenkrans				Beatrix	Kalkoenkrans				Beatrix	Kalkoenkrans
Beatrix	Unit
Advanced	(m)			3,505	166				1,715	19				5,755	185
Advanced on reef	(m)			1,098	90				708	8				2,226	98
Channel width	(cm)			161	69				121	83				142	70
Average value	(g/t)			7.7	14.4				8.3	11.2				8.3	14.1
(cm.g/t)				1,245	997				1,002	933				1,181	992

Sibanye-Stillwater Operating update |  Quarter ended 30 September 2019       8

ADMINISTRATION AND CORPORATE INFORMATION

[1] (Chairman) [1] [1] [1] [1] [1] [1] [1] [1] Independent non-executive

SIBANYE GOLD LIMITED

Trading as SIBANYE-STILLWATER

Incorporated in the Republic of South Africa

Registration number 2002/031431/06

Share code: SGL

Issuer code: SGL

ISIN: ZAE E000173951

LISTINGS

JSE: SGL

NYSE: SBGL

WEBSITE

www.sibanyestillwater.com

REGISTERED OFFICE

Constantia Office Park

Cnr 14th Avenue & Hendrik Potgieter Road

Bridgeview House, Ground Floor

Weltevreden Park 1709

South Africa

Private Bag X5

Westonaria 1780

South Africa

Tel: +27 11 278 9600

Fax: +27 11 278 9863

INVESTOR ENQUIRIES

James Wellsted

Senior Vice President: Investor Relations

Cell: +27 83 453 4014

Tel: +27 10 493 6923

Email:

james.wellsted@sibanyestillwater.com or ir@sibanyestillwater.com

CORPORATE SECRETARY

Lerato Matlosa

Tel: +27 10 493 6921

Email: lerato.matlosa@sibanyestillwater.com

DIRECTORS

Dr. Vincent Maphai[1] (Chairman)

Neal Froneman (CEO)

Charl Keyter (CFO)

Timothy Cumming[1]

Savannah Danson[1]

Barry Davison[1]

Harry Kenyon-Slaney[1]

Richard Menell[1]

Nkosemntu Nika[1]

Keith Rayner[1]

Susan van der Merwe[1]

Jerry Vilakazi[1]

[1] Independent non-executive

JSE SPONSOR

JP Morgan Equities South Africa Proprietary Limited

Registration number 1995/011815/07

1 Fricker Road

Illovo

Johannesburg 2196

South Africa

Private Bag X9936

Sandton 2196

South Africa

OFFICE OF THE UNITED KINGDOM SECRETARIES LONDON

St James’s Corporate Services Limited

107 Cheapside

Suite 31, Second Floor

London EC2V 6DN

United Kingdom

Tel: +44 20 7796 8644

Fax: +44 20 7796 8645

AUDITORS

Ernst & Young Inc. (EY)

102 Rivonia Road

Sandton

2146

South Africa

Tel: +27 11 772 3000

AMERICAN DEPOSITORY

RECEIPTS TRANSFER AGENT

BNY Mellon Shareowner Services

PO Box 358516

Pittsburgh

PA15252-8516

US toll-free: +1 888 269 2377

Tel: +1 201 680 6825

Email:

shrrelations@bnymellon.com

Tatyana Vesselovskaya

Relationship Manager

BNY Mellon

Depositary Receipts

Direct Line: +1 212 815 2867

Mobile: +1 203 609 5159

Fax: +1 212 571 3050

Email:

tatyana.vesselovskaya@bnymellon.com

TRANSFER SECRETARIES

SOUTH AFRICA

Computershare Investor Services Proprietary Limited

Rosebank Towers

15 Biermann Avenue

Rosebank 2196

PO Box 61051

Marshalltown 2107

South Africa

Tel: +27 11 370 5000

Fax: +27 11 688 5248

TRANSFER SECRETARIES

UNITED KINGDOM

Capita Asset Services

The Registry

34 Beckenham Road

Beckenham

Kent BR3 4TU

England

Tel: 0871 664 0300 (calls cost 10p a minute plus network extras, lines are open 8.30am – 5pm Mon-Fri) or +44 20 8639 3399 (from overseas)

Fax: +44 20 8658 3430

Email:

ssd@capitaregistrars.com

SAFE HARBOUR

Where relevant, these actions are subject to the appropriate consultations and approvals.

Certain statements included in this announcement about Sibanye Gold Limited (“SGL”) and Sibanye Stillwater Limited (“Sibanye-Stillwater”), as well as oral statements that may be made by SGL, Sibanye-Stillwater, or by officers, directors or employees acting on their behalf related to the subject matter hereof, may constitute or are based on forward-looking statements, including “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are not based on historical facts, and are generally preceded by, followed by or include the words “target”, “would”, “potential”, “aim”, “foresee”, “may”, “will”, “should”, “expect”, “envisage”, “intend”, “plan”, “project”, “estimate”, “anticipate”, “believe”, “hope”, “can”, “is designed to” or similar phrases. These forward-looking statements, including, among others, those relating to future business prospects, revenues and income, statements which relate to expected timings of the Scheme and potential Scheme benefits, PGM pricing expectations, levels of output, supply and demand, information relating to the Group’s underground Blitz Project adjacent to the east of the existing Stillwater Mine designed to explore, define and extract the PGM resource along the far eastern extent of the J-M Reef, and estimations or expectations of enterprise value, adjusted EBITDA and net asset values wherever they may occur in this announcement, are necessarily estimates reflecting the best judgement of senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this announcement.

By their nature, these forward-looking statements about SGL and/or Sibanye-Stillwater involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and are generally beyond the control of SGL and/or Sibanye-Stillwater, that could cause SGL and/or Sibanye-Stillwater’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements.

Moreover, new risk factors emerge from time to time and it is not possible for SGL and/or Sibanye-Stillwater to predict all such risk factors. SGL and Sibanye-Stillwater cannot assess the impact of all risk factors on their businesses or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results.

Sibanye-Stillwater Operating update |  Quarter ended 30 September 2019

IMPORTANT INFORMATION

This announcement is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This announcement is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933 (the “Securities Act”), or an exemption therefrom.

In connection with the Scheme, Sibanye-Stillwater has filed a registration statement on Form F-4, which includes important information with respect to the Scheme. The final registration statement on Form F-4 will be made available to the relevant security holders of SGL.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

SHAREHOLDERS IN THE UNITED STATES AND ADS HOLDERS OF SGL ARE URGED TO READ THE US REGISTRATION STATEMENT REGARDING THE PROPOSED SCHEME CAREFULLY AND IN ITS ENTIRETY, INCLUDING THE EXHIBITS THERETO AND ANY DOCUMENTS PREVIOUSLY FILED WITH THE SEC AND INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION ABOUT SGL, SIBANYE-STILLWATER AND THE PROPOSED SCHEME.

Shareholders and ADS holders can obtain free copies of the registration statement on Form F-4, as well as other filings containing information about SGL and Sibanye-Stillwater, without charge, at the SEC’s website at http://www.sec.gov. Shareholders and ADS holders may also be able to obtain these documents, without charge, from SGL’s website at http://www.sibanyestillwater.com.

This announcement does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, if an offer is made, Sibanye-Stillwater may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction.

Sibanye-Stillwater Operating update |  Quarter ended 30 September 2019       10